Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since January 16, 2025, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
January 16, 2025	38,995	9.8288
January 17, 2025	50,000	9.71